Exhibit 99.5

Dutch Johnson
Professional Engineer

400 Texas Street, Third Floor, Suite 300

Shreveport, Louisiana 71101

CONSENT of QUALIFIED PERSON

I, Dutch Johnson, consent to the public filing of the technical report titled South West Arkansas Project Pre-Feasibility Study and dated 18th September 2023 (the “Technical Report 09/2023”) by Standard Lithium Ltd and any extracts from or a summary of the Technical Report 09/2023.

I certify that I have read the press release dated 8th August 2023 issued by Standard Lithium Ltd, (the "Disclosure") in which the findings of Technical Report 09/2023 are disclosed. The Disclosure fairly and accurately represents the information in the Sections of the Technical Report 09/2023 for which I am responsible.

Dated 18th September 2023.

Signature of Dutch Johnson, Professional Engineer

Dutch Johnson, Professional Engineer